EXHIBIT 99.6
Performance of Infosys for the Second Quarter ended September 30, 2003 Nandan M. Nilekani S. Gopalakrishnan Chief Executive Officer, President and Managing Director Chief Operating Officer and Deputy Managing Director

Safe Harbour Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 and Quarterly Report on Form 6-K for the quarter ended June 30, 2003. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward- looking statement that may be made from time to time by or on behalf of the company.

Agenda Financial Performance Operational Performance Client Acquisition & Expansion of Services Human Resources Capex and Infrastructure Progeon Outlook for the Future Summary

Financial Performance

Highlights Q2 FY 04 Q1 FY 04 H1 FY 04 Indian GAAP* Y-O-Y Growth Income 29.0% 41.5% 34.8% PAT from ord. Activities 32.9% 28.3% 30.6% US GAAP** Y-O-Y Growth Revenues 38.2% 49.2% 43.3% Net income 38.6% 36.0% 37.3% New clients 29 22 51 Repeat business 95.7% 97.8% 96.8% Headcount Gross addition 2,595 2,175 4,770 Net addition 2,025 1,739 3,764 Period end headcount 19,120 17,095 19,120 *Non-consolidated **Consolidated

Highlights (Indian GAAP* - Quarterly) (Rs. crore) FY2004 FY2004 FY2003 % growth over Q2 Q1 Q2 Q1 04 Q2 03 Income 1,134.75 1,081.98 879.57 4.88 29.01 S/w development expenses 587.16 572.78 424.49 2.51 38.32 Gross profit 547.59 509.20 455.08 7.54 20.33 S,G&A expenses 169.16 160.90 131.84 5.13 28.31 Operating profit 378.43 348.30 323.24 8.65 17.07 Depreciation and amortisation 62.33 44.26 46.24 40.83 34.80 Operating profit after depreciation 316.10 304.04 277.00 3.97 14.12 Other income 44.28 32.44 17.53 36.50 152.60 Provision for investment 0.22 6.36 23.76 (96.54) (99.08) PBT 360.16 330.12 270.77 9.10 33.01 Provision for tax 60.00 52.00 45.00 15.38 33.33 PAT from ordinary activities 300.16 278.12 225.77 7.92 32.95 * Non-consolidated

Highlights (Indian GAAP* - Half yearly) (Rs. crore) FY2004 % FY2003 % growth H1 H1 Income 2,216.73 100.0 1,644.19 100.0 34.8 S/w development expenses 1,159.94 52.3 801.88 48.8 44.7 Gross profit 1,056.79 47.7 842.31 51.2 25.5 S,G&A expenses 330.06 14.9 244.14 14.8 35.2 Operating profit 726.73 32.8 598.17 36.4 21.5 Depreciation and amortisation 106.59 4.8 86.71 5.3 22.9 Operating profit after depreciation 620.14 28.0 511.46 31.1 21.2 Other income 76.73 3.4 42.42 2.6 80.9 Provision for investment 6.59 0.3 23.76 1.5 (72.3) PBT 690.28 31.1 530.12 32.2 30.2 Provision for tax 112.00 5.0 87.50 5.3 28.0 PAT from ordinary activities 578.28 26.1 442.62 26.9 30.6 * Non-consolidated

Balance Sheet Summary* (Rs. crore) Sept 30, 2003 % Sept 30, 2002 % LIABILITIES Shareholders' funds 3,335.61 100 2,443.32 100 Total liabilities 3,335.61 100 2,443.32 100 ASSETS Fixed assets 793.26 24 753.53 31 Investments 476.99 14 33.20 1 Deferred tax assets 33.87 1 33.58 1 Current assets Cash & equivalents 1,726.07 52 1,289.34 53 Accounts receivables 577.26 17 458.25 19 Other current assets 594.28 18 567.67 23 Less: Current liabilities (866.12) (26) (692.25) (28) Net current assets 2,031.49 61 1,623.01 67 Total assets 3,335.61 100 2,443.32 100 * Non-consolidated

Region-wise Revenue % FY2004 FY2004 FY2003 FY2004 FY 2003 Q2 Q1 Q2 H1 H1 North America 73.9 74.7 73.8 74.3 73.1 Europe 18.0 17.4 16.5 17.7 17.8 India 1.6 2.1 2.5 1.9 2.2 Rest of the world 6.5 5.8 7.2 6.1 6.9 Total 100.0 100.0 100.0 100.0 100.0

Operational Performance

Utilization Including training Excluding training Q2 FY 2004 0.743 0.838 Q1 FY 2004 0.773 0.839

Revenues by Project type % FY2004 FY2004 FY2003 FY 2004 FY2003 Q2 Q1 Q2 H1 H1 Fixed Price 35.4 35.9 36.1 35.6 35.8 Time & Materials 64.6 64.1 63.9 64.4 64.2 Total 100.0 100.0 100.0 100.0 100.0

Onsite-Offshore Services Revenue % FY2004 FY2004 FY2003 FY2004 FY 2003 Q2 Q1 Q2 H1 H1 Onsite 54.1 56.2 57.8 55.1 56.4 Offshore 45.9 43.8 42.2 44.9 43.6 Total 100.0 100.0 100.0 100.0 100.0

Customer Concentration FY2004 FY2004 FY 2003 Q2 Q1 Q2 Top client contribution to revenues 6.6% 5.7% 5.9% Top 5 client contribution to revenues 24.6% 23.7% 24.0% Top 10 client contribution to revenues 37.9% 36.7% 37.9% "Million" dollar clients* 119 113 92 "Five-million" dollar clients* 40 37 28 "Ten-million" dollar clients* 22 19 15 "Twenty-million" dollar clients* 10 10 5 "Thirty-million" dollar clients* 5 4 2 "Forty-million" dollar clients* 3 3 - * LTM

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services Client acquisitions during the quarter were 29 Retail industry A leading retailer of shoes and apparels in Europe chose Infosys to develop and design IT applications that will significantly increase functionality at each stage of its value chain Infosys signed up with one of the largest apparel manufacturers in the U.S., to create an e-commerce website for its online business Infosys is advising the second largest electronics entertainment software retailer on infrastructure assessment that will help them reduce costs Completed an end-to-end package implementation for a women's specialty apparel retailer Helped set up a stable and scalable IT infrastructure and applications for a leader in the design, marketing and distribution of premium lifestyle products

Client Acquisition & Expansion of Services Health care and pharmaceutical sector Working with a leading provider of healthcare staffing services to re- engineer its legacy systems Assisting one of the top hospitals in America in migrating to a newer technology architecture leading to significant cost reductions and quicker response to business needs Indian arm of a global pharmaceutical company chose Infosys to help increase the effectiveness of its distribution support system Technology services companies in the healthcare sector including a premier healthcare software development organization in the U.S., and the world's leading provider of information, technology and services to the pharma industry in Europe are partnering with Infosys to further strengthen their technical capabilities

Client Acquisition & Expansion of Services Automotive Sector One of the largest automakers in Japan and the European arm of one of the world's leading suppliers of automotive components and integrated systems have initiated a partnership with Infosys for new product development and for improving their internal efficiency Energy Sector One of the world's leading independent product manufacturer for the energy industry has chosen Infosys for a package implementation engagement One of the largest electricity utilities in Australia is seeking technology solutions from Infosys that will streamline and improve its systems and processes Working with one of the largest electric utilities firms in the U.S. to develop a framework and to redefine tools for rationalizing the company's enterprise portfolio

Client Acquisition & Expansion of Services In the high tech space, Global corporations are increasingly partnering with Infosys for its knowledge and its expertise in cutting edge technology. Significant wins in the U.S. include a well-known provider of end-to-end storage infrastructure solutions, a world-class supplier of process automation and flow control solutions and a leading supplier of imaging, speech and language solutions Infosys advised a global marketing information services corporation on defining its data architecture as well as on the selection of a package solution to support the company's survey operations Infosys also provided consulting services to an international provider of credit enhancement products and lender services based in the U.S., to define a high-level scope and sizing for the Primary Claims and Risk Share components of the company

Banking Products Banking Business Unit bagged its seventeenth client in India with one of the top public sector banks deploying FINACLE(r) Core Banking, Government Business and Asset Liability Management modules A leading private sector bank headquartered in Mumbai also chose the FINACLE(r) suite of products for its international operations. Another significant achievement in this sector includes a premier bank headquartered in Saudi Arabia FINACLE(r) has emerged as the world's most scalable open systems based core-banking solution. In the recently concluded rigorous benchmarking exercise on HP Superdome server at the HP Capacity Planning Centre in Atlanta, USA, FINACLE(r) broke all hitherto published benchmark results for core banking transaction processing

Human Resources

Human Resources Total employee strength at 19,120 as on September 30, 2003, up from 17,095 as on June 30, 2003 Net addition of 2,025 employees during the quarter as compared to 1,739 during the quarter ended June 30, 2003 Gross addition of employees during the quarter was 2,595, out of which 328 were laterals 17,625 software professionals as on September, 2003, up from 15,623 as on June 30, 2003 Of these 17,625 software professionals, 501 belong to the Banking Business Unit

Capex and Infrastructure

Capex and Infrastructure Capital expenditure of Rs.68.83 crores was incurred during the quarter As on September 30, 2003, the company had 37,79,250 sq.ft. of space capable of accommodating 19,900 seats and 9,87,000 sq.ft. under completion capable of accommodating 7,540 seats

Progeon

Highlights (Indian GAAP-Quarterly) (Rs. crore) FY2004 FY2004 FY2003 % growth over Q2 Q1 Q2 Q1 04 Revenue from BPM services 17.08 12.87 1.99 32.71 Cost of revenues 9.57 7.83 2.00 22.22 Gross profit / (Loss) 7.51 5.04 (0.01) 49.00 S,G&A expenses 6.22 4.06 2.20 53.20 Operating profit / (Loss) 1.29 0.98 (2.21) 31.63 Depreciation 1.09 0.89 0.15 22.47 Operating profit / (loss) after depreciation 0.20 0.09 (2.36) 122.00 Other income 0.62 0.70 1.09 (11.43) Profit / (Loss) before tax 0.82 0.79 (1.27) 3.80 Provision for tax - - - - Profit / (Loss) after tax from ordinary activities 0.82 0.79 (1.27) 3.80

Other Highlights Added 3 clients during the quarter Total employee strength at 1,038 as on September 30, 2003, up from 882 as on June 30, 2003 Net addition of 156 employees during the quarter as compared to 343 during the quarter ended June 30, 2003

Outlook for the Future

Indian GAAP Quarter ending December 31, 2003 Infosys non-consolidated Income from software development services and products is projected to be between Rs.1,153 and Rs.1,162 crore Earnings per share is expected to be between Rs.45.30 and Rs.45.40 Infosys consolidated Income from software development services and products is projected to be between Rs.1,171 and Rs.1,181 crore Earnings per share is expected to be between Rs.45.50 and Rs.45.60

Indian GAAP Fiscal year ending March 31, 2004 Infosys non-consolidated Income from software development services and products is projected to be between Rs.4,550 and Rs.4,578 crore Earnings per share is expected to be between Rs.178.00 and Rs.178.40 Infosys consolidated Income from software development services and products is projected to be between Rs.4,623 to Rs.4,658 crore Earnings per share is expected to be between Rs.178.80 and Rs.179.30

Summary

Summary Revenues estimated to exceed $1 billion for fiscal 2004 Declared an interim dividend of 290% Growth continues to be strong Pricing is showing signs of stability Added several strategic clients which have the potential to grow into multi-million dollar accounts Highest net addition of 2,025 employees during the quarter Initiatives to increase offshore revenue are yielding results Enhanced capital spending on our global infrastructure Making investments in order to enhance our end-to-end solution capability Opening a subsidiary in China Strengthening our client relationship management framework Continue to hedge our forex exposure, but appreciating rupee may impact margins

Thank You